August 26, 2021

VIA EDGAR

Mr. Tony Burak

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:

Guggenheim Funds Trust (File No. 811-01136)

Guggenheim Variable Funds Trust (File No. 811-02753)

Guggenheim Energy & Income Fund (File No. 811-23057)

(collectively, the “Registrants”)

Dear Mr. Burak:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and me as well as Michael P. Megaris from the Registrants and James V. Catano from Dechert LLP on July 29, 2021.  These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR for each Registrant, relating to fiscal years-ended September 30, 2020 or December 31, 2020, as applicable.  A summary of the SEC staff’s comments, followed by the responses of the applicable Registrant(s), is set forth below.

Comment 1:

Certain Funds maintained exposure through derivatives as of the end of the most recent fiscal year. The management’s discussion of fund performance (“MDFP”) in certain of these Funds’ annual report did not discuss the impact of derivatives on performance during the fiscal year. We expect that the MDFP would discuss the impact of derivatives on a fund’s performance during the most recent fiscal year, if such derivatives materially affected the fund’s performance during this period. Please confirm that subsequent shareholder reports will include such disclosure in the MDFP, where applicable.

Response:

The Registrants are aware of this expectation and will include such disclosures in subsequent shareholder reports, where applicable.

Comment 2:

With respect to the Investment Managers’ ability to recoup certain previously waived fees and/or reimbursed expenses, please confirm that such recoupment will not cause the applicable Fund’s (or applicable share class thereof) total expenses to exceed either the annual expense limit that (1) was in place at the time the amount being recouped was originally waived or reimbursed or (2) is currently in place.

Response:

The applicable Registrants confirm that such recoupment will not cause the applicable Fund’s (or applicable share class thereof) total expenses to exceed either the annual expense limit that (1) was in place at the time the amount being recouped was originally waived or reimbursed or (2) is currently in place, if any.

Comment 3:

The Schedule of Investments—Affiliated Transactions for certain Funds discloses that, during the prior fiscal year, such Funds maintained investments in certain open-end management investment companies (“short term investment vehicles”) and include a reference to the applicable short term investment vehicles’ annual report on Form N-CSR.  Please include such a reference for each applicable short term investment vehicle.

Response:

The Registrants will include such disclosures in subsequent shareholder reports, where applicable.

Comment 4:

With respect to Funds that report open forward foreign currency contracts, please confirm that disclosures in subsequent shareholder reports will meet the requirements of Rule 12-13B of Regulation S-X.

Response:

The Registrants confirm that disclosures that meet such requirements will be reflected in subsequent shareholder reports, where applicable.

Comment 5:

Please review the maximum offering price per share for Class A shares of Guggenheim Limited Duration Fund to ensure that it is calculated using the maximum applicable sales charge for Class A shares of this Fund.

Response:

The Registrant has reviewed this information and will update such disclosures in subsequent shareholder reports, where applicable.

Comment 6:

With respect to Guggenheim Floating Rate Strategies Fund, the financial statements and notes thereto disclose that distributions during the fiscal year ended September 30, 2020 included return of capital.  In the Fund’s response to Item B.23 of Form N-CEN for the fiscal year ended September 30, 2020, the Registrant did not indicate that Guggenheim Floating Rate Strategies Fund paid any dividend or made any distribution in the nature of a dividend payment, required to be accompanied by a written statement pursuant to Section 19(a) of the 1940 Act and Rule 19a-1 thereunder.  Please confirm whether the Fund’s distributions during the fiscal year ended September 30, 2020 included return of capital and the Fund provided the corresponding notice in accordance with Rule 19a-1.

Response:

Guggenheim Floating Rate Strategies Fund declares distributions from net investment income on a daily basis. Such daily distributions are calculated based upon the book net investment income and therefore do not include realized capital gains or return or capital or other source, which would require a Section 19(a) notice. The Fund relies on a book-basis approach to Section 19(a) reporting requirements. Subsequent to its fiscal year-end September 30, 2020, in conjunction with the preparation of its annual tax provision, it was determined that certain tax reclassifications resulted in the Fund over-distributing its income on a tax basis during the year. The aforementioned reclassifications resulted in tax return of capital disclosure in the Fund’s September 30, 2020 financial statements. As those reclassifications were tax-basis and not book-basis, providing a Section 19a-1 notice would not have been consistent with the Fund’s book-basis Section 19(a) policy and therefore was not provided to shareholders.

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Please call the undersigned or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,

/s/ James M. Howley

James M. Howley

Assistant Treasurer

Guggenheim Funds Trust

Guggenheim Variable Funds Trust

Guggenheim Energy & Income Fund